UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number: 001-35755

URBAN TEA, INC.

(Translation of registrant’s name into English)

16 Kaifa Avenue

Danyang, Jiangsu, China 212300

Tel: +86 511-8673-3102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On February 20, 2019, Urban Tea, Inc. (formerly Delta Technology Holding Ltd.) (the “Company”) received a notification letter (the “Notification”) from the Nasdaq Listing Qualifications Staff (the “Staff”) of The NASDAQ Stock Market LLC (“Nasdaq”) notifying the Company that the Company will be granted an extension until April 15, 2019 to regain compliance with Nasdaq Listing Rule 5550(b) (“Rule”), which required the Company to maintain either a minimum of $2,500,000 in shareholders’ equity or $35,000,000 market value of listed securities or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years.

The Notification stated that the Company must complete the disposition of its specialty chemical business on or before April 15, 2019, and demonstrate compliance through the filing of its Form 6-K.

If the Company fails to evidence compliance in its Form 20-F for the fiscal year ending June 30, 2019 with the SEC, the Company may be subject to delisting. In the event the Company does not satisfy these terms, Nasdaq will provide written notification that its securities will be delisted. At that time, the Company may appeal Nasdaq’s determination to a Hearings Panel.

As previously reported, on November 19, 2018, the Company received a NASDAQ Determination Letter indicating that it has failed to comply with the Rule. The Company’s plan consisted of certain Share Purchase Agreement (the “SPA”) dated February 9, 2019 pursuant to which the Company will sell its specialty chemical business owned by its wholly owned subsidiary, Elite Ride Limited, to an independent purchaser. The terms of the SPA are more fully outlined in the Form 6-K filed on February 19, 2019. Following a fairness opinion to be obtained from Benchmark Company, LLC, the Company expects to obtain shareholder approval and close the transaction no later than March 31, 2019. The Company expects to increase its stockholders’ equity by approximately $26 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

URBAN TEA, INC.

Date: February 25, 2019	By:	/s/ Long Yi
	Name:	Long Yi
	Title:	Chief Executive Officer

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